FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2013

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

MANAGEMENT DISCUSSION AND ANALYSIS

CORPORATE PROFILE

Quebecor Media Inc. (“Quebecor Media” or the “Corporation”), a subsidiary of Quebecor Inc. (“Quebecor”), is governed by the Business Corporations Act (Québec) and is one of Canada’s largest media corporations. Quebecor Media’s subsidiaries operate in the following business segments: Telecommunications, News Media, Broadcasting, Leisure and Entertainment, and Interactive Technologies and Communications. Quebecor Media is pursuing a convergence strategy to capture synergies among all of its media properties.

The following Management Discussion and Analysis covers the Corporation’s main activities in the second quarter of 2013 and the major changes from the previous financial year. All amounts are stated in Canadian dollars (“CAD dollars”) unless otherwise indicated. This report should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2012 (Form 20-F), which is available on the Web site of the U.S. Securities and Exchange Commission at <www.sec.gov>.

The Corporation sold its specialized Web site Jobboom on June 1, 2013 for a cash consideration of $57.5 million. The Corporation also agreed to sell its specialized Web site Réseau Contact on or around October 31, 2013 for a cash consideration of $7.5 million, subject to technology transfer conditions. The results of operations and cash flows related to these businesses, as well as the gain of $37.3 million on the sale of Jobboom, were reclassified as discontinued operations in the consolidated statements of income and cash flows. In this Management Discussion and Analysis, only continuing operating activities of Quebecor Media are included in the analysis of segment operating results.

HIGHLIGHTS SINCE END OF FIRST QUARTER 2013

•	Quebecor Media’s sales increased by $8.6 million (0.8%) to $1.09 billion in the second quarter of 2013 compared with the second quarter of 2012.

•

On May 8, 2013, Robert Dépatie, President and Chief Executive Officer of Videotron Ltd. (“Videotron”) since 2003, took the reins from Pierre Karl Péladeau as President and Chief Executive Officer of Quebecor and of Quebecor Media. Pierre Karl Péladeau was appointed Chairman of the Board of Quebecor Media and of TVA Group Inc. (“TVA Group”), replacing Serge Gouin, who retired. He was also appointed Vice Chairman of the Board of Quebecor. Manon Brouillette was named President and Chief Operating Officer of Videotron.

•

On July 8, 2013, Aldo Giampaolo was appointed President and Chief Executive Officer of Quebecor Media’s Entertainment & Sports Group. Mr. Giampaolo has extensive expertise in the management of large-scale events and major venues for sporting and cultural events. On August 26, 2013, Caroline Roy will become Vice President, Development and Strategy, of QMI Digital, a new business unit that will be a centre of expertise in digital technology with a strong focus on research and development.

Telecommunications

•	In the second quarter of 2013, the Telecommunications segment grew its revenues by $30.8 million (4.8%) and its operating income by $23.0 million (7.7%).

•

In the second quarter of 2013, revenue increases were recorded in all of Videotron’s main services: Internet access ($12.5 million or 6.5%), mobile telephony ($12.2 million or 29.8%), cable telephony ($6.4 million or 5.7%) and cable television ($3.5 million or 1.3%).

•

Videotron reported a net increase of 13,000 revenue-generating units[1] in the second quarter of 2013, compared with an increase of 31,100 in the same quarter of 2012. In the 12-month period ended June 30, 2013, the number of revenue-generating units increased by 204,600 (4.3%).

•

On May 29, 2013, Videotron and Rogers Communications Partnership (“Rogers”) announced a 20-year agreement to build out and operate a shared LTE (Long Term Evolution) mobile network in the Province of Québec and in the Ottawa region. Under this agreement, Videotron and Rogers will share the deployment and operating costs. As well, both parties to the transactions will provide each other with services over a 10-year period for which Videotron will receive $93.0 million in total and Rogers $200.0 million in total. In addition to the network-sharing agreement, and subject to regulatory approvals, Videotron will have the option, effective January 1, 2014, to sell its unused AWS spectrum licence in the Toronto region for a price of $180.0 million.

News Media

•

On July 16, 2013, Sun Media Corporation announced new restructuring initiatives to secure its news properties’ long-term positioning on all distribution platforms, including digital. These initiatives entail the elimination of 360 positions, the closing of 8 publications and 3 free urban newspapers – the 24 Hours papers in Ottawa, Calgary and Edmonton – and a series of efforts to enhance operational efficiencies. The cost of these measures is estimated at $15.0 million. The initiatives are expected to yield total annual savings of approximately $55.0 million. Sun Media Corporation intends to continue making investments and expanding its high-growth-potential newspapers and publications across all platforms, print and digital.

Broadcasting

•

On July 18, 2013, TVA Group announced the acquisition of Les Publications Charron & Cie inc., publisher of La Semaine magazine, and of Charron Éditeur inc. The acquisition was part of TVA Group’s strategy to remain the Québec market leader in magazine publishing.

•

On June 5, 2013, TVA Group announced a restructuring plan designed to maintain its leadership position in Québec, safeguard the quality of its content and support future investment in view of the challenging business environment for media advertising revenues. The plan affects all segments of TVA Group. It includes the elimination of approximately 90 positions, or 4.5% of TVA Group’s total workforce.

Other segments

•

On May 24, 2013, Quebecor announced the acquisition of Event Management Gestev Inc. (“Gestev”), a Québec City sporting and cultural event manager. Gestev was founded in 1992 and has produced numerous high-profile events such as the Red Bull Crashed Ice extreme race, the Vélirium (International Mountain Bike Festival and World Cup), the Transat Québec Saint-Malo sailing race, Sprint Québec (FIS Cross-Country World Cup) and the Snowboard Jamboree (including the FIS Snowboard World Championships).

Financing

The following financial transactions have been concluded since the end of the first quarter of 2013:

•

On June 17, 2013, Videotron announced the closing of the offering and sale of 5.625% Senior Notes maturing on June 15, 2025, in the aggregate principal amount of $400.0 million. It was the first issue of high-yield 12-year Notes on the Canadian market. Strong demand enabled Videotron to increase the size of the placement on favourable terms.

•

On July 2, 2013, Videotron used the proceeds from its placement of 5.625% Senior Notes to finance the early repayment and withdrawal of US$380.0 million aggregate principal amount of its issued and outstanding 9.125% Senior Notes maturing in April 2018.

•

On July 31, 2013, Quebecor Media issued a notice for the redemption on August 30, 2013 of US$265 million in aggregate principal amount of its outstanding 7.75% Senior Notes, issued on January 17, 2006 and due in March 2016, at a redemption price of 101.292% of their principal amount.

•

On August 1, 2013, Quebecor Media entered into a US$350 million Senior Secured Term loan credit facility that will be issued at a discount price of 99.50% on August 29, 2013. The Term loan will bear interest at the U.S. London Inter-Bank Offered Rate (“LIBOR”), subject to a LIBOR floor of 0.75%, plus a premium of 2.50%. This credit facility calls for quarterly amortization payments totalling 1.00% per annum of the original principal amount, with the balance payable on August 17, 2020.

[1]	The sum of cable television, cable and mobile Internet access, and cable telephony service subscriptions and subscriber connections to the mobile telephony service.

NON-IFRS FINANCIAL MEASURES

The financial measures not standardized under International Financial Reporting Standards (“IFRS”) used by the Corporation to assess its financial performance, such as operating income, cash flows from segment operations, free cash flows from continuing operating activities, and average monthly revenue per user (“ARPU”), are not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Operating Income

The Corporation defines operating income, as reconciled to net (loss) income under IFRS, as net (loss) income before amortization, financial expenses, (loss) gain on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, charge for impairment of goodwill, (loss) gain on debt refinancing, income tax recovery (expense), and income from discontinued operations. Operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s parent company, Quebecor, considers the media segment as a whole and uses operating income in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of its operating segments. This measure eliminates the significant level of impairment and amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of Quebecor Media and its segments. Operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. Quebecor Media uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Corporation is engaged. Quebecor Media’s definition of operating income may not be the same as similarly titled measures reported by other companies.

Table 1 below provides a reconciliation of operating income with net (loss) income as disclosed in the Corporation’s condensed consolidated financial statements.

Table 1

Reconciliation of the operating income measure used in this report to the net (loss) income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Operating (loss) income:
Telecommunications	$322.1	$299.1	$636.6	$600.0
News Media	23.9	35.6	29.6	51.3
Broadcasting	18.1	18.5	16.2	11.5
Leisure and Entertainment	(0.6)	(1.1)	(2.3)	(0.8)
Interactive Technologies and Communications	4.4	3.0	5.7	6.0
Head Office	1.3	(3.7)	2.3	3.5

	369.2	351.4	688.1	671.5
Amortization	(164.2)	(143.4)	(326.1)	(284.6)
Financial expenses	(95.0)	(80.1)	(188.7)	(164.0)
(Loss) gain on valuation and translation of financial instruments	(204.7)	41.9	(197.3)	114.1
Restructuring of operations, impairment of assets and other special items	(7.6)	12.0	(9.2)	10.9
Impairment of goodwill	—	—	—	(14.5)
(Loss) gain on debt refinancing	(18.9)	—	(18.9)	2.4
Income tax recovery (expense)	29.6	(47.5)	8.0	(89.1)
Income from discontinued operations	38.1	2.0	40.1	4.9

Net (loss) income	$(53.5)	$136.3	$(4.0)	$251.6

Cash Flows from Segment Operations

Cash flows from segment operations represents operating income, less additions to property, plant and equipment and additions to intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets. The Corporation uses cash flows from segment operations as a measure of the liquidity generated by its segments. Cash flows from segment operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, the payment of dividends, and the repayment of long-term debt. Cash flows from segment operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from segment operations is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by its segments’ operations. When cash flows from segment operations is reported, a reconciliation to operating income is provided in the same section of the report.

Free Cash Flows from Continuing Operating Activities

Free cash flows from continuing operating activities consists of cash flows provided by continuing operating activities calculated in accordance with IFRS, less additions to property, plant and equipment and additions to intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets. The Corporation uses free cash flows from continuing operating activities as a measure of total liquidity generated on a consolidated basis. Free cash flows from continuing operating activities represents funds available for business acquisitions, the payment of dividends and the repayment of long-term debt. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 8 provides a reconciliation of free cash flows from continuing operating activities of the Corporation to cash flows provided by its continuing operating activities reported in the condensed consolidated financial statements.

Average Monthly Revenue per User

ARPU is an industry metric that the Corporation uses to measure its monthly cable television, Internet access, cable and mobile telephony revenues per average basic cable customer. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined cable television, Internet access and cable and mobile telephony revenues by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

ANALYSIS OF CONSOLIDATED RESULTS OF QUEBECOR MEDIA

2013/2012 second quarter comparison

Revenues: $1.09 billion, an increase of $8.6 million (0.8%).

•	Revenues increased in the Telecommunications segment ($30.8 million or 4.8% of segment revenues).

•	Revenues were unchanged in the Broadcasting and Leisure and Entertainment segments.

•	Revenues decreased in News Media ($25.6 million or -10.0%) and Interactive Technologies and Communications ($3.6 million or -9.1%).

Operating income: $369.2 million, an increase of $17.8 million (5.1%).

•

Operating income increased in Telecommunications ($23.0 million or 7.7% of segment operating income) and Interactive Technologies and Communications ($1.4 million or 46.7%). There were favourable variances in Leisure and Entertainment ($0.5 million) and at Head Office ($5.0 million). The variance at Head Office was due to rationalization of some corporate expenses and a non-recurring charge for professional fees recorded in the second quarter of 2012.

•	Operating income decreased in News Media ($11.7 million or -32.9%) and Broadcasting ($0.4 million or -2.2%).

•

The change in the fair value of Quebecor Media stock options resulted in a $0.6 million unfavourable variance in the consolidated stock-based compensation charge in the second quarter of 2013 compared with the same period of 2012. The change in the fair value of Quebecor stock options resulted in a $1.8 million unfavourable variance in the Corporation’s consolidated stock based compensation charge in the second quarter of 2013.

Net loss attributable to shareholders: $56.6 million in the second quarter of 2013, compared with net income attributable to shareholders in the amount of $125.2 million in the same period of 2012, a $181.8 million unfavourable variance.

•	The unfavourable variance was mainly due to:

•	$246.6 million unfavourable variance in losses and gains on valuation and translation of financial instruments;

•	$20.8 million increase the amortization charge;

•	$19.6 million unfavourable variance in the charge for restructuring of operations, impairment of assets and other special items;

•	$18.9 million loss on debt refinancing recorded in the second quarter of 2013;

•	$14.9 million increase in financial expenses.

Partially offset by:

•	$36.1 million favourable variance in income from discontinued operations, resulting mainly from the gain on disposal of Jobboom;

•	$17.8 million increase in operating income.

Amortization charge: $164.2 million in the second quarter of 2013, a $20.8 million increase essentially due to the impact of significant capital expenditures since 2011 in the Telecommunications segment, including amortization of capital expenditures related to modernization of the cable and mobile networks, and to the impact of the emphasis on equipment leasing in the promotional strategy.

Financial expenses: $95.0 million, an increase of $14.9 million due mainly to higher indebtedness resulting from the leveraged repurchase in October 2012 of Quebecor Media shares held by CDP Capital d’Amérique Investissement inc. (“CDP Capital”), a subsidiary of the Caisse de dépôt et placement du Québec (“the Caisse”).

Loss on valuation and translation of financial instruments: $204.7 million in the second quarter of 2013 compared with a $41.9 million gain in the same quarter of 2012. The unfavourable variance of $246.6 million was mainly due to an unfavourable change in the fair value of early settlement options caused by interest rate and credit premium fluctuations, and to the reversal of the fair value of early settlement options on the Videotron Senior Notes redeemed on July 2, 2013.

Charge for restructuring of operations, impairment of assets and other special items: $7.6 million in the second quarter of 2013, compared with a $12.0 million gain in the second quarter of 2012, an unfavourable variance of $19.6 million.

•

In the second quarter of 2013, the Broadcasting segment recorded a $1.5 million restructuring charge in connection with staff reductions and a $0.6 million asset impairment charge. In the second quarter of 2012, a $12.9 million gain on disposal of businesses was recognized in the Broadcasting segment as a result of the sale of TVA Group’s interest in the specialty channels mysteryTV and The Cave.

•

The other segments recorded a net charge for restructuring of operations, impairment of assets and other special items of $5.5 million in the second quarter of 2013 ($0.9 million in the second quarter of 2012).

Loss on debt refinancing: $18.9 million in the second quarter of 2013.

•

On June 3, 2013, Videotron issued a notice for the redemption on July 2, 2013 of US$380.0 million in aggregate principal amount of its issued and outstanding 9.125% Senior Notes due in April 2018 at a redemption price of 104.563% of their principal amount. As a result, a total loss of $18.9 million was recorded in the consolidated statement of income in the second quarter of 2013, including a gain of $6.5 million previously recorded in Other comprehensive income.

Income tax recovery: $29.6 million (effective tax rate of 24.4%) in the second quarter of 2013, compared with an income tax expense of $47.5 million (effective tax rate of 26.1%).

•

The $77.1 million favourable variance in the income tax expense was mainly due to the unfavourable variance in pre-tax (loss) income. The decrease in the effective tax rate was due to the impact of the tax rate mix on the various components of the gain or loss on valuation and translation of financial instruments.

2013/2012 year-to-date comparison

Revenues: Stable at $2.14 billion.

•	Revenues increased in Telecommunications ($53.9 million or 4.2% of segment revenues).

•

Revenues decreased in News Media ($51.1 million or -10.5%), Leisure and Entertainment ($6.6 million or -5.1%), Interactive Technologies and Communications ($5.0 million or -6.6%) and Broadcasting ($2.4 million or -1.0%).

Operating income: $688.1 million, an increase of $16.6 million (2.5%).

•	Operating income increased in Telecommunications ($36.6 million or 6.1% of segment operating income) and Broadcasting ($4.7 million or 40.9%).

•

Operating income decreased in News Media ($21.7 million or -42.3%), Leisure and Entertainment ($1.5 million), Interactive Technologies and Communications ($0.3 million or -5.0%), and at Head Office ($1.2 million).

•

The change in the fair value of Quebecor Media stock options resulted in a $3.8 million favourable variance in the consolidated stock-based compensation charge in the first half of 2013 compared with the same period of 2012. The change in the fair value of Quebecor stock options resulted in a $1.8 million unfavourable variance in the Corporation’s consolidated stock-based compensation charge in the first half of 2013.

Net loss attributable to shareholders: $4.4 million in the first half of 2013, compared with net income attributable to shareholders of $259.7 million in the same period of 2012, an unfavourable variance of $264.1 million.

•	The unfavourable variance was mainly due to:

•	$311.4 million unfavourable variance in losses and gains on valuation and translation of financial instruments;

•	$41.5 million increase in amortization charge;

•	$24.7 million increase in financial expenses;

•	$21.3 million unfavourable variance in losses and gains on debt refinancing;

•	$20.1 million unfavourable variance in the charge for restructuring of operations, impairment of assets and other special items.

Partially offset by:

•	$35.2 million favourable variance in income from discontinued operations, resulting mainly from the gain on disposal of Jobboom;

•	$16.6 million increase in operating income;

•	$14.5 million favourable variance in the goodwill impairment charge, without any tax consequences.

Amortization charge: $326.1 million, a $41.5 million increase essentially due to the same factors as those noted in the 2013/2012 second quarter comparison above.

Financial expenses: $188.7 million, an increase of $24.7 million due mainly to higher indebtedness resulting from the leveraged repurchase in October 2012 of Quebecor Media shares held by CDP Capital, a subsidiary of the Caisse.

Loss on valuation and translation of financial instruments: $197.3 million in the first half of 2013, compared with a $114.1 million gain in the same period of 2012. The unfavourable variance of $311.4 million was mainly due to an unfavourable change in the fair value of early settlement options caused by interest rate and credit premium fluctuations, and to the reversal of the fair value of early settlement options on the Videotron Senior Notes redeemed on July 2, 2013.

Charge for restructuring of operations, impairment of assets and other special items: $9.2 million in the first half of 2013, compared with a $10.9 million gain in the same period of 2012, an unfavourable variance of $20.1 million.

•

In the first half of 2013, the Broadcasting segment recorded a $2.1 million restructuring charge ($0.1 million in the first half of 2012) in connection with staff reductions and a $1.0 million asset impairment charge. In the first half of 2012, a $12.9 million gain on disposal of businesses was recognized in the Broadcasting segment as a result of the sale of TVA Group’s interest in the specialty channels mysteryTV and The Cave.

•

The other segments recorded a net charge for restructuring of operations, impairment of assets and other special items of $6.1 million in the first half of 2013 ($1.9 million in the same period of 2012).

Goodwill impairment charge: $14.5 million in the first half of 2012.

•

As a result of new tariffs adopted in 2012 with respect to business contributions for costs related to waste recovery services provided by Québec municipalities, the costs of the magazine publishing operations were adversely affected. Accordingly, the Corporation reviewed its business plan for the segment in the first quarter of 2012 and determined that goodwill was no longer fully recoverable. A $14.5 million non-cash goodwill impairment charge (without any tax consequences) was recorded.

Loss on debt refinancing: $18.9 million in the first half of 2013, compared with a $2.4 million gain in the same period of 2012.

•

On June 3, 2013, Videotron issued a notice for the redemption on July 2, 2013 of US$380.0 million in aggregate principal amount of its issued and outstanding 9.125% Senior Notes due in April 2018 at a redemption price of 104.563% of their principal amount. As a result, a total loss of $18.9 million was recorded in the consolidated statement of income in the second quarter of 2013, including a gain of $6.5 million previously recorded in Other comprehensive income.

•

In the first half of 2012, Videotron redeemed all of its 6.875% Senior Notes maturing in January 2014 in the aggregate principal amount of US$395.0 million. During the same period, Quebecor Media redeemed US$260.0 million principal amount of its 7.75% Senior Notes maturing in March 2016 and settled the hedging contracts. These transactions generated a total $2.4 million gain on debt refinancing.

Income tax recovery: $8.0 million (effective tax rate of 15.4%) in the first half of 2013, compared with an income tax expense of $89.1 million (effective tax rate of 25.4%, counting only taxable and deductible items) in the same period of 2012.

•

The $97.1 million favourable variance in the income tax expense was mainly due to the unfavourable variance in pre-tax (loss) income. The decrease in the effective tax rate was due to the impact of the tax rate mix on the various components of the gain or loss on valuation and translation of financial instruments.

SEGMENTED ANALYSIS

Telecommunications

Second quarter 2013 operating results

Revenues: $678.0 million, an increase of $30.8 million (4.8%).

•

Combined revenues from all cable television services increased $3.5 million (1.3%) to $271.4 million, due primarily to higher revenues from the leasing of digital set-top boxes, increased subscriptions to the high-definition service and increased video-on-demand and pay-per-view orders.

•	Revenues from Internet access services increased $12.5 million (6.5%) to $204.0 million. The favourable variance was mainly due to customer growth.

•	Revenues from cable telephony service increased $6.4 million (5.7%) to $119.5 million, primarily as a result of customer growth, increases in some rates and more lines for business customers.

•	Revenues from mobile telephony service increased $12.2 million (29.8%) to $53.1 million, essentially due to customer growth.

•	Revenues from Videotron Business Solutions increased $0.3 million (1.9%) to $16.0 million.

•

Revenues from customer equipment sales decreased $2.6 million (-23.9%) to $8.3 million. The decrease caused by campaigns promoting cable television equipment leasing was partially offset by increased revenues from mobile telephony equipment.

•	Other revenues: $5.7 million, a decrease of $1.5 million (-20.8%) caused by Le SuperClub Vidéotron ltée (“Le SuperClub Vidéotron”) store closures and lower franchise fee revenues.

ARPU: $117.24 in the second quarter of 2013, compared with $110.75 in the same period of 2012, an increase of $6.49 (5.9%).

Customer statistics

Revenue-generating units – As of June 30, 2013, the total number of revenue-generating units stood at 4,961,400, an increase of 13,000 (0.3%) from the end of the first quarter of 2013, compared with an increase of 31,100 in the second quarter of 2012 (Table 2). In the 12-month period ended June 30, 2013, the number of revenue-generating units increased by 204,600 (4.3%). Revenue-generating units are the sum of cable television, cable and mobile Internet access, and cable telephony service subscriptions and subscriber connections to the mobile telephony service.

Cable television – The combined customer base for all of Videotron’s cable television services decreased by 16,800 (-0.9%) in the second quarter of 2013 (compared with a decrease of 16,100 in the same quarter of 2012) and decreased by 5,500 (-0.3%) during the 12-month period ended June 30, 2013 (Table 2). Because many people in Québec move during the second quarter, negative variances are not unusual. At the end of the second quarter of 2013, Videotron had 1,832,400 subscribers to its cable television services. The household and business penetration rate (number of subscribers as a proportion of the total 2,723,800 homes and businesses passed by Videotron’s network as of the end of June 2013, up from 2,681,100 one year earlier) was 67.3% versus 68.6% a year earlier.

•

As of June 30, 2013, the number of subscribers to illico Digital TV stood at 1,502,000, a quarterly increase of 1,700 or 0.1% (compared with a 7,500-subscriber increase in the second quarter of 2012) and a 12-month increase of 77,000 (5.4%). As of June 30, 2013, illico Digital TV had a household and business penetration rate of 55.1% versus 53.1% a year earlier.

•

The customer base for analog cable television services decreased by 18,500 (-5.3%) in the second quarter of 2013 (compared with a decrease of 23,600 customers in the same quarter of 2012) and by 82,500 (-20.0%) over a 12-month period, largely as a result of customer migration to illico Digital TV.

Cable Internet access – The number of subscribers to cable Internet access services stood at 1,395,400 at June 30, 2013, a quarterly decrease of 1,900 (-0.1%) (compared with an increase of 600 in the same period of 2012) and a 12-month increase of 54,300 (4.0%) (Table 2). At June 30, 2013, Videotron’s cable Internet access services had a household and business penetration rate of 51.2%, compared with 50.0% a year earlier.

Cable telephony service – The number of subscribers to cable telephony service stood at 1,274,700 as of June 30, 2013, a quarterly increase of 700 (0.1%) (compared with a 10,900-customer increase in the second quarter of 2012), and a 12-month increase of 51,300 (4.2%) (Table 2). At June 30, 2013, the cable telephony service had a household and business penetration rate of 46.8% versus 45.6% a year earlier.

Mobile telephony service – As of June 30, 2013, the number of subscriber connections to the mobile telephony service stood at 451,100, an increase of 30,200 (7.2%) from the end of the previous quarter (compared with an increase of 34,800 connections in the second quarter of 2012), and a 12-month increase of 103,500 (29.8%) (Table 2).

Table 2

Telecommunications segment quarter-end customer numbers for the last eight quarters

(in thousands of customers)

	June 2013	Mar. 2013	Dec. 2012	Sept. 2012	June 2012	Mar. 2012	Dec. 2011	Sept. 2011
Cable television:
Analog	330.4	348.9	370.4	395.1	412.9	436.5	460.7	496.1
Digital	1,502.0	1,500.3	1,484.6	1,457.8	1,425.0	1,417.5	1,400.8	1,348.1

	1,832.4	1,849.2	1,855.0	1,852.9	1,837.9	1,854.0	1,861.5	1,844.2
Cable Internet	1,395.4	1,397.3	1,387.7	1,369.6	1,341.1	1,340.5	1,332.5	1,306.4
Cable telephony	1,274.7	1,274.0	1,264.9	1,249.7	1,223.4	1,212.5	1,205.3	1,179.4
Mobile telephony[1]	451.1	420.9	402.6	378.3	347.6	312.8	290.6	258.1
Internet over wireless	7.8	7.0	7.1	7.4	6.8	5.9	5.6	5.2

Total (revenue-generating units)	4,961.4	4,948.4	4,917.3	4,857.9	4,756.8	4,725.7	4,695.5	4,593.3

[1]	In thousands of subscriber connections

Operating income: $322.1 million, an increase of $23.0 million (7.7%).

•

The increase in operating income was mainly due to the impact of higher revenues and an adjustment to a provision for Canadian Radio-television and Telecommunications Commission (“CRTC”) licence fees to align with the CRTC’s billing period.

Cost/revenue ratio: Operating costs for all Telecommunications segment operations, expressed as a percentage of revenues, were 52.5% in the second quarter of 2013 compared with 53.8% in the same period of 2012.

•

The decrease was mainly due to the impact of revenue growth (as the fixed component of operating costs does not fluctuate in proportion to revenues) and the impact of the adjustment to CRTC licence fees.

Year-to-date operating results

Revenues: $1.34 billion, an increase of $53.9 million (4.2%), essentially due to the same factors as those noted above in the discussion of second quarter 2013 results.

•	Combined revenues from all cable television services increased $7.5 million (1.4%) to $543.4 million.

•	Revenues from Internet access services increased $19.6 million (5.1%) to $402.4 million.

•	Revenues from cable telephony service increased $10.4 million (4.6%) to $235.2 million.

•	Revenues from mobile telephony service increased $24.7 million (31.5%) to $103.1 million.

•	Revenues from Videotron Business Solutions decreased $0.8 million (-2.5%) to $31.8 million.

•	Revenues from customer equipment sales decreased $3.9 million (-20.3%) to $15.3 million.

•	Other revenues decreased $3.5 million (-23.8%) to $11.2 million.

ARPU: $115.86 in the first half of 2013, compared with $109.98 in the same period of 2012, an increase of $5.88 (5.3%).

Customer statistics

Revenue-generating units – 44,100-unit increase (0.9%) in the first half of 2013, compared with a 61,300-unit increase in the same period of 2012.

Cable television – 22,600 (-1.2%) decrease in the combined customer base for all of Videotron’s cable television services in the first half of 2013, compared with a 23,600-customer decrease in the same period of 2012.

•	Subscriptions to illico Digital TV service increased by 17,400 (1.2%) in the first six months of 2013 compared with an increase of 24,200 in the same period of 2012.

•	Subscriptions to analog cable television services decreased by 40,000 (-10.8%) compared with a decrease of 47,800 in the first six months of 2012.

Cable Internet access – 7,700-customer increase (0.6%) in the first half of 2013 compared with an increase of 8,600 in the same period of 2012.

Cable telephony service – 9,800-customer increase (0.8%) in the first half of 2013 compared with an increase of 18,100 in the same period of 2012.

Mobile telephony service – 48,500 (12.0%) increase in subscriber connections in the first half of 2013 compared with an increase of 57,000 in the same period of 2012.

Operating income: $636.6 million, an increase of $36.6 million (6.1%).

•	The increase in operating income was mainly due to:

•	impact of higher revenues;

•	adjustment to provision for CRTC licence fees to align with the CRTC’s billing period;

•	$2.9 million decrease in stock-based compensation charge.

Partially offset by:

•	increases in some operating expenses, mainly related to customer service costs.

Cost/revenue ratio: Operating costs for all Telecommunications segment operations, expressed as a percentage of revenues, were 52.6% in the first half of 2013 compared with 53.4% in the same period of 2012. The decrease was due to the same factors as those noted above in the discussion of second quarter 2013 operating results.

Cash flows from operations

Quarterly cash flows from segment operations: $194.2 million in the second quarter of 2013, compared with $124.2 million in the same period of 2012, an increase of $70.0 million (Table 3).

•

The increase was due to a $38.5 million decrease in additions to property, plant and equipment and in additions to intangible assets, mainly reflecting lower investment in the 4G network and in cable network modernization, a $23.0 million increase in operating income, and increased proceeds from disposal of assets.

Year-to-date cash flows from segment operations: $351.0 million in the first half of 2013, compared with $224.3 million in the same period of 2012 (Table 3).

•

The $126.7 million increase was primarily due to an $81.9 million decrease in additions to property, plant and equipment and in additions to intangible assets, mainly reflecting lower investment in the 4G network and in cable network modernization, and the $36.6 million increase in operating income.

Table 3: Telecommunications

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Operating income	$322.1	$299.1	$636.6	$600.0
Additions to property, plant and equipment	(126.8)	(161.5)	(272.4)	(345.0)
Additions to intangible assets	(10.8)	(14.6)	(23.8)	(33.1)
Proceeds from disposal of assets	9.7	1.2	10.6	2.4

Cash flows from segment operations	$194.2	$124.2	$351.0	$224.3

News Media

Second quarter 2013 operating results

Revenues: $229.2 million, a decrease of $25.6 million (-10.0%).

•	Advertising revenues decreased 13.9%; digital revenues decreased 9.1%; circulation revenues decreased 3.8%; combined revenues from commercial printing and other sources increased 4.5%.

•	Revenues decreased 10.8% at the urban dailies, 13.0% at the community newspapers and 20.8% at the portals; the decline at the portals was caused mainly by lower advertising revenues.

Operating income: $23.9 million, a decrease of $11.7 million (-32.9%).

•	The decrease was due primarily to:

•	impact of revenue decrease.

Partially offset by:

•	$13.6 million favourable impact related to restructuring initiatives and to other reductions in operating expenses.

Cost/revenue ratio: Operating costs for all News Media segment operations, expressed as a percentage of revenues, were 89.6% in the second quarter of 2013 compared with 86.0% in the same period of 2012. The increase was due to the fixed component of operating costs, which does not fluctuate in proportion to revenue decreases, partially offset by the favourable impact of the reduction in operating costs in the second quarter of 2013.

Year-to-date operating results

Revenues: $436.8 million, a decrease of $51.1 million (-10.5%).

•	Advertising revenues decreased 14.0%; digital revenues decreased 8.4%; circulation revenues decreased 4.5%; combined revenues from commercial printing and other sources increased 1.8%.

•	Revenues decreased 10.5% at the urban dailies, 13.2% at the community newspapers and 28.0% at the portals; the decline at the portals was caused mainly by lower advertising revenues.

Operating income: $29.6 million, a decrease of $21.7 million (-42.3%).

•	The decrease was due primarily to:

•	impact of revenue decrease;

•	$1.8 million unfavourable variance in multimedia employment tax credits.

Partially offset by:

•	$24.2 million favourable impact related to restructuring initiatives and to other reductions in operating expenses.

Cost/revenue ratio: Operating costs for all News Media segment operations, expressed as a percentage of revenues, were 93.2% in the first half of 2013 compared with 89.5% in the same period of 2012. The increase was mainly due to the same negative factors as those noted above in the discussion of second quarter 2013 operating results.

Cash flows from operations

Quarterly cash flows from segment operations: $18.7 million in the second quarter of 2013 compared with $30.7 million in the same quarter of 2012 (Table 4). The $12.0 million decrease was due primarily to the $11.7 million decrease in operating income.

Year-to-date cash flows from segment operations: $21.3 million in the first half of 2013, compared with $41.7 million in the same period of 2012 (Table 4). The $20.4 million decrease was mainly due to the $21.7 million decrease in operating income.

Table 4: News Media

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Operating income	$23.9	$35.6	$29.6	$51.3
Additions to property, plant and equipment	(2.3)	(1.6)	(4.7)	(3.5)
Additions to intangible assets	(2.9)	(3.3)	(3.9)	(6.1)
Proceeds from disposal of assets	—	—	0.3	—

Cash flows from segment operations	$18.7	$30.7	$21.3	$41.7

Broadcasting

Second quarter 2013 operating results

Revenues: Stable at $113.6 million.

•	Revenues from television operations increased $1.4 million, mainly due to:

•	increased subscription revenues at the specialty channels, attributable largely to the LCN, SUN News, TVA Sports, Moi&cie, addikTV and Yoopa channels;

•	increased advertising revenues at the specialty channels, including addikTV, Prise 2 and SUN News.

Partially offset by:

•	lower advertising and other revenues at TVA Network.

•	Total publishing revenues decreased $1.4 million, mainly because of lower advertising revenues and newsstand revenues.

Operating income: $18.1 million in the second quarter of 2013, a decrease of $0.4 million (-2.2%).

•	Operating income from television operations increased by $0.3 million, mainly as a result of:

•	decrease in SUN News’ operating loss due to higher revenues and lower labour and content costs.

Partially offset by:

•	increases in some operating costs at the LCN, TVA Sports, addiktv and Moi&cie specialty channels, including advertising and content expenses.

•	Operating income from publishing operations declined by $0.6 million, mainly as a result of the impact of the revenue decrease.

Cost/revenue ratio: Operating costs for all Broadcasting segment operations, expressed as a percentage of revenues, were 84.1% in the second quarter of 2013 compared with 83.7% in the same period of 2012.

Year-to-date operating results

Revenues: $226.6 million, a decrease of $2.4 million (-1.0%).

•

Revenues from television operations were flat. Increased subscription revenues, attributable largely to the LCN, TVA Sports, Moi&cie, SUN News, Yoopa and addikTV channels, were offset by lower advertising revenues at TVA Network.

•	Total publishing revenues decreased $2.3 million because of lower newsstand revenues and advertising revenues.

Operating income: $16.2 million, an increase of $4.7 million (40.9%).

•	Operating income from television operations increased by $3.0 million, mainly as a result of:

•	decrease in SUN News’ operating loss due primarily to reduced labour and content costs;

•

decrease in TVA Network’s operating costs due to lower content and production costs, impact of containment of other costs, and adjustment to provision for CRTC licence fees to align with the CRTC’s billing period.

Partially offset by:

•	increases in some operating costs at the LCN, Moi&cie, TVA Sports and addiktv specialty channels.

•	Operating income from publishing operations increased by $1.7 million, mainly as a result of:

•

favourable impact on year-to-date results of recognition in the first quarter of 2012 of a $2.3 million charge for the years 2010 and 2011 related to adoption of new tariffs with respect to business contributions for costs related to waste recovery services provided by Québec municipalities.

Partially offset by:

•	impact of revenue decrease.

Cost/revenue ratio: Operating costs for all Broadcasting segment operations, expressed as a percentage of revenues, were 92.9% in the first half of 2013 compared with 95.0% in the same period of 2012. The decrease in costs as a proportion of revenues was mainly due to decreased operating costs and recognition in the first half of 2012 of retroactive costs related to waste-recovery services.

Cash flows from operations

Quarterly cash flows from segment operations: $13.5 million in the second quarter of 2013, compared with $32.0 million in the same period of 2012 (Table 5). The $18.5 million decrease mainly reflects proceeds from the disposal of assets in the amount of $21.0 million recognized in the second quarter of 2012, partially offset by the impact of a $2.9 million decrease in additions to property, plant and equipment and intangible assets.

Year-to-date cash flows from segment operations: $5.7 million in the first half of 2013, compared with $19.1 million in the same period of 2012 (Table 5). The $13.4 million decrease was due to the same factors as those noted above in the discussion of second quarter 2013 results, partially offset in the first half of 2013 by the $4.7 million increase in operating income.

Table 5: Broadcasting

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Operating income	$18.1	$18.5	$16.2	$11.5
Additions to property, plant and equipment	(4.3)	(6.8)	(9.6)	(12.1)
Additions to intangible assets	(0.3)	(0.7)	(0.9)	(1.3)
Proceeds from disposal of assets	—	21.0	—	21.0

Cash flows from segment operations	$13.5	$32.0	$5.7	$19.1

Leisure and Entertainment

Second quarter 2013 operating results

Revenues: $62.6 million, a decrease of $0.3 million (-0.5%) compared with the second quarter of 2012.

•	The revenues of Archambault Group Inc. (“Archambault Group”) decreased 1.9%, mainly because of:

•	3.1% decrease in retail sales due primarily to lower sales of CDs and DVDs;

•	12.8% decrease in production revenues, mainly reflecting the larger number of concerts produced in the second quarter of 2012.

Offset by:

•	4.7% increase in distribution revenues, mainly reflecting the addition of albums from a new label.

•

The Book division’s revenues increased by 1.0%, mainly because of higher revenues from academic publishing and general literature, partially offset by lower revenues from distribution to mass retailers.

Operating loss: $0.6 million in the second quarter of 2013 compared with an operating loss of $1.1 million in the second quarter of 2012. The $0.5 million favourable variance was mainly due to the impact of higher revenues in the Book division, combined with decreases in some of the division’s operating costs.

Year-to-date operating results

Revenues: $123.4 million, a decrease of $6.6 million (-5.1%).

•	Archambault Group’s revenues decreased 7.7%, mainly because of:

•

20.1% decrease in distribution revenues, mainly reflecting the larger number of successful album releases in the first half of 2012, combined with decreased product distribution to Le SuperClub Vidéotron stores;

•	31.2% decrease in production revenues, mainly reflecting the larger number of concerts produced in the first half of 2012;

•	2.4% decrease in retail sales due to lower sales of CDs and DVDs.

•	The Book division’s revenues decreased by 1.2%, mainly because of lower distribution revenues, partially offset by higher revenues from academic publishing.

Operating loss: $2.3 million in the first half of 2013, compared with a $0.8 million operating loss in the same period of 2012. The $1.5 million unfavourable variance was mainly a result of the impact of lower revenues at Archambault Group.

Cash flows from operations

Quarterly cash flows from segment operations: Negative $3.1 million in the second quarter of 2013, compared with negative $4.1 million in the same period of 2012 (Table 6).

•	The $1.0 million favourable variance was mainly due to the $0.5 million decrease in operating loss and a $0.4 million decrease in additions to property, plant and equipment.

Year-to-date cash flows from segment operations: Negative $6.0 million in the first six months of 2013, compared with negative $5.4 million in the same period of 2012 (Table 6).

•	The $0.6 million unfavourable variance was due to the $1.5 million increase in operating loss, partially offset by a $0.8 million decrease in additions to property, plant and equipment.

Table 6: Leisure and Entertainment

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Operating loss	$(0.6)	$(1.1)	$(2.3)	$(0.8)
Additions to property, plant and equipment	(0.5)	(0.9)	(1.0)	(1.8)
Additions to intangible assets	(2.0)	(2.1)	(2.7)	(2.8)

Cash flows from segment operations	$(3.1)	$(4.1)	$(6.0)	$(5.4)

Interactive Technologies and Communications

Second quarter 2013 operating results

Revenues: $35.8 million, a decrease of $3.6 million (-9.1%).

•	The decrease was mainly due to:

•	lower volume from Canadian customers, due in part to a decrease in intersegment revenues from other segments of Quebecor Media;

•	lower volume in Europe, particularly in Spain and France;

•	lower revenues in Asia.

Operating income: $4.4 million, an increase of $1.4 million (46.7%). The favourable variance was due primarily to decreases in some operating costs, including labour costs, partially offset by the impact of the revenue decrease.

Year-to-date operating results

Revenues: $71.0 million, a decrease of $5.0 million (-6.6%) essentially due to the same factors as those noted above in the discussion of second quarter 2013 results.

Operating income: $5.7 million, a decrease of $0.3 million (-5.0%), caused mainly by the impact of revenue decrease, partially offset by the decrease in operating costs, including labour costs.

Cash flows from operations

Quarterly cash flows from segment operations: $4.0 million in the second quarter of 2013, compared with $1.9 million in the same period of 2012 (Table 7).

•	The $2.1 million favourable variance was due to the $1.4 million increase in operating income, combined with a $0.7 million decrease in additions to property, plant and equipment.

Year-to-date cash flows from segment operations: $4.5 million in the first half of 2013, compared with $3.8 million in the same period of 2012 (Table 7).

•	The $0.7 million favourable variance was mainly due to a $1.0 million decrease in additions to property, plant and equipment.

Table 7: Interactive Technologies and Communications

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Operating income	$4.4	$3.0	$5.7	$6.0
Additions to property, plant and equipment	(0.4)	(1.1)	(1.2)	(2.2)

Cash flows from segment operations	$4.0	$1.9	$4.5	$3.8

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of sources and uses of cash flows, as well as an analysis of the financial position as of the balance sheet date.

Operating activities

Second quarter 2013

Cash flows provided by operating activities: $152.0 million in the second quarter of 2013, compared with $224.0 million in the same period of 2012.

•	The $72.0 million unfavourable variance was mainly due to:

•

$59.1 million unfavourable net change in non-cash balances related to operations, mainly because of unfavourable variances in inventory at Videotron and in accounts payable and accrued charges at Videotron and Nurun Inc.;

•	$15.4 million increase in cash interest expense;

•	$11.7 million decrease in operating income in the News Media segment;

•	$10.0 million unfavourable variance in current income taxes.

Partially offset by:

•	$23.0 million increase in operating income in the Telecommunications segment.

Year to date

Cash flows provided by operating activities: $280.1 million in the first half of 2013, compared with $473.3 million in the same period of 2012.

•	The $193.2 million unfavourable variance was mainly due to:

•	$149.5 million unfavourable net change in non-cash balances related to operations, essentially because of the same factors as those noted above in the discussion of second quarter 2013 results;

•	$28.8 million unfavourable variance in current income taxes;

•	$25.8 million increase in cash interest expense;

•	$21.7 million decrease in operating income in the News Media segment.

Partially offset by:

•	$36.6 million increase in operating income in the Telecommunications segment.

Unfavourable timing of transactions on non-cash items related to operating activities, combined with a reduction in tax benefits available for the deferral of income tax disbursements, negatively affected cash flows provided by operating activities. Interest expenses on higher indebtedness resulting from the repurchase of Quebecor Media shares in the fourth quarter of 2012 also had a negative impact. As well, in a continuation of the trend seen in recent quarters, while increased profitability in the Telecommunications segment generated higher cash flows, the negative impact of competition and challenging market conditions in the News Media segment had an unfavourable impact on cash flows provided by operating activities.

Working capital: Negative $39.2 million at June 30, 2013 compared with negative $81.7 million at December 31, 2012. The $42.5 million favourable variance was due primarily to investments in non-cash balances related to operations.

Investing activities

Second quarter 2013

Additions to property, plant and equipment: $135.1 million in the second quarter of 2013, compared with $172.6 million in the same period of 2012. The $37.5 million decrease was due primarily to:

•	$34.7 million decrease in additions to property, plant and equipment in the Telecommunications segment, mainly related to lower spending on the 4G network and cable network modernization.

Additions to intangible assets: $15.8 million in the second quarter of 2013, compared with $20.2 million in the same period of 2012. The Telecommunications segment accounted for the largest part of the $4.4 million decrease.

Business acquisitions: $1.6 million in the second quarter of 2013, compared with $0.8 million in the same period of 2012.

Disposal of businesses: $52.8 million in the second quarter of 2013, reflecting the sale of Jobboom and Réseau Contact to Mediagrif Interactive Technologies Inc. (“Mediagrif”).

Proceeds from disposal of assets: $9.7 million in the second quarter of 2013, compared with $22.2 million in the same quarter of 2012.

•	The $9.7 million figure for the second quarter of 2013 was recorded in the Telecommunications segment.

•

The figure for the second quarter of 2012 included $21.0 million recorded in the Broadcasting segment in connection with the sale of TVA Group’s interest in the specialty channels mysteryTV and The Cave.

Year to date

Additions to property, plant and equipment: $289.9 million in the first half of 2013, compared with $365.8 million in the same period of 2012. The $75.9 million variance was mainly due to a $72.6 million decrease in additions to property, plant and equipment in the Telecommunications segment, due to the same factors as those noted above in the discussion of second quarter 2013 results.

Additions to intangible assets: $31.2 million in the first half of 2013, compared with $42.3 million in the same period of 2012. The Telecommunications segment accounted for the largest part of the $11.1 million decrease.

Business acquisitions: $1.6 million in the first half of 2013, compared with $0.8 million in the same period of 2012.

Disposal of businesses: $52.8 million in the first half of 2013, reflecting the sale of Jobboom and Réseau Contact to Mediagrif.

Proceeds from disposal of assets: $10.9 million in the first half of 2013, compared with $23.4 million in the same period of 2012. The decrease was due to the same factors as those noted above in the discussion of second quarter 2013 results.

Free cash flows from continuing operating activities

Second quarter 2013

Free cash flows from continuing operating activities: $10.8 million in the second quarter of 2013, compared with $53.4 million in the same period of 2012 (Table 8).

•	The $42.6 million unfavourable variance was mainly due to:

•	$72.0 million unfavourable variance in cash flows provided by operating activities;

•	$12.5 million decrease in proceeds from disposal of assets.

Partially offset by:

•	$37.5 million decrease in additions to property, plant and equipment.

Year to date

Free cash flows from continuing operating activities: Negative $30.1 million in the first half of 2013, compared with positive $88.6 million in the same period of 2012 (Table 8).

•	The $118.7 million unfavourable variance was mainly due to:

•	$193.2 million unfavourable variance in cash flows provided by operating activities;

•	$12.5 million decrease in proceeds from disposal of assets.

Partially offset by:

•	$75.9 million decrease in additions to property, plant and equipment;

•	$11.1 million decrease in additions to intangible assets.

Table 8

Cash flows provided by operating activities reported in the condensed consolidated financial statements and free cash flows from continuing operating activities

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Operating (loss) income:
Telecommunications	$322.1	$299.1	$636.6	$600.0
News Media	23.9	35.6	29.6	51.3
Broadcasting	18.1	18.5	16.2	11.5
Leisure and Entertainment	(0.6)	(1.1)	(2.3)	(0.8)
Interactive Technologies and Communications	4.4	3.0	5.7	6.0
Head Office	1.3	(3.7)	2.3	3.5

	369.2	351.4	688.1	671.5
Cash interest expense[1]	(91.9)	(76.5)	(182.5)	(156.7)
Cash portion of charge for restructuring of operations, impairment of assets and other special items[2]	(6.3)	(0.9)	(7.5)	(2.0)
Current income taxes	(30.3)	(20.3)	(54.6)	(25.8)
Other	(2.0)	(2.1)	(0.4)	(0.2)
Net change in non-cash balances related to operations	(86.7)	(27.6)	(163.0)	(13.5)

Cash flows provided by continuing operating activities	152.0	224.0	280.1	473.3

Additions to property, plant and equipment and additions to intangible assets, less proceeds from disposal of assets:
Telecommunications	(127.9)	(174.9)	(285.6)	(375.7)
News Media	(5.2)	(4.9)	(8.3)	(9.6)
Broadcasting	(4.6)	13.5	(10.5)	7.6
Leisure and Entertainment	(2.5)	(3.0)	(3.7)	(4.6)
Interactive Technologies and Communications	(0.4)	(1.1)	(1.2)	(2.2)
Head Office	(0.6)	(0.2)	(0.9)	(0.2)

	(141.2)	(170.6)	(310.2)	(384.7)

Free cash flows from continuing operating activities	10.8	53.4	(30.1)	88.6

[1]	Interest on long-term debt, foreign currency translation on short-term monetary items and other interest expenses (see note 5 in the consolidated financial statements)
[2]	Restructuring of operations and other (see note 7 in the consolidated financial statements)

Financing activities

Consolidated debt (long-term debt plus bank borrowings): $774.4 million increase in the first half of 2013; $159.5 million favourable net variance in assets and liabilities related to derivative financial instruments.

•	Summary of debt increases during the first half of 2013:

•	Issuance by Videotron on June 17, 2013 of Senior Notes in the aggregate principal amount of $400.0 million. The Notes bear 5.625% interest and mature on June 15, 2025.

•

$198.9 million increase in debt due to the reduction in the fair value of early settlement options, which are presented on the balance sheet as a reduction of debt. The reduction in fair value was due to the impact of interest rate and credit premium fluctuations and to the reversal of the fair value of early settlement options on the Videotron Senior Notes redeemed on July 2, 2013.

•

Estimated $176.9 million unfavourable impact of exchange rate fluctuations. The increase in this item is offset by a decrease in the liability (or increase in the asset) related to cross-currency swap agreements entered under “Derivative financial instruments.”

•	Summary of debt reductions during the same period:

•	Current payments totalling $10.7 million on Quebecor Media’s and Videotron’s credit facilities.

•

On July 2, 2013, Videotron used the $394.8 million net proceeds from its 5.625% Senior Notes issued on June 17, 2013 to prepay and withdraw US$380.0 million aggregate principal amount of its 9.125% Senior Notes maturing in April 2018.

•

Assets and liabilities related to derivative financial instruments totalled a net liability of $103.4 million at June 30, 2013 compared with a net liability of $262.9 million at December 31, 2012. The $159.5 million net favourable variance was due to:

•	Favourable impact of exchange rate fluctuations on the value of derivative financial instruments;

•	Settlement at maturity of liabilities related to Quebecor Media’s hedges on the foreign currency exposure on its term loan “B” credit facility, which was prepaid in full in December 2012.

Partially offset by:

•	Unfavourable impact of interest rate trends in Canada, compared with the United States, on the fair value of derivative financial instruments;

•

Unwinding in June 2013 of Videotron’s hedging contracts in an asset position in connection with the redemption on July 2, 2013 of US$380.0 million aggregate principal amount of Videotron’s 9.125% Senior Notes.

•

On April 16, 2013, Quebecor Media announced a public exchange offer for the exchange of the entirety of its outstanding 5.75% Senior Notes, maturing on January 15, 2023, for an equivalent principal amount of Notes registered pursuant to the Securities Act of 1933. The exchange of almost all the Notes (99.9%) was completed by May 14, 2013.

•	In June 2013, Quebecor Media amended its $300.0 million revolving credit facility to extend the maturity date to January 2017 and amend certain terms and conditions.

•	In June 2013, Videotron also amended its $575.0 million revolving credit facility to extend the maturity date to July 2018 and amend certain terms and conditions.

•

On July 31, 2013, Quebecor Media issued a notice for the redemption on August 30, 2013 of US$265.0 million in aggregate principal amount of its outstanding 7.75% Senior Notes, issued on January 17, 2006 and due in March 2016, at a redemption price of 101.292% of their principal amount.

•

On August 1, 2013, Quebecor Media entered into a US$350 million Senior Secured Term loan credit facility that will be issued at a discount price of 99.50% on August 29, 2013. The Term loan will bear interest at U.S. LIBOR, subject to a LIBOR floor of 0.75%, plus a premium of 2.50%. This credit facility calls for quarterly amortization payments totalling 1.00% per annum of the original principal amount, with the balance payable on August 17, 2020.

Financial position at June 30, 2013

Net available liquidity: $1.44 billion for the Corporation and its wholly owned subsidiaries, consisting of $567.0 million in cash and $874.9 million in available unused lines of credit, before the impact of the redemption on July 2, 2013 of US$380.0 million aggregate principal amount of Videotron’s 9.125% Senior Notes maturing on April 15, 2018.

Consolidated debt: $5.20 billion at June 30, 2013, a $774.4 million increase compared with December 31, 2012; $159.5 million favourable net variance in assets and liabilities related to derivative financial instruments (see “Financing activities” above).

•

Consolidated debt essentially consisted of Videotron’s $2.76 billion debt ($2.13 billion at December 31, 2012), TVA Group’s $74.5 million debt ($74.4 million at December 31, 2012) and Quebecor Media’s $2.37 billion debt ($2.23 billion at December 31, 2012).

As at June 30, 2013, minimum principal payments on long-term debt in the coming years were as follows:

Table 9

Minimum principal payments on Quebecor Media’s long-term debt

12-month period ending on June 30

(in millions of Canadian dollars)

2014	$421.1
2015	96.8
2016	868.3
2017	10.7
2018	359.9
2019 and thereafter	3,560.5

Total	$5,317.3

The weighted average term of Quebecor Media’s consolidated debt was approximately 7.2 years as of June 30, 2013, pro-forma the redemption of 9.125% Senior Notes on July 2, 2013 (7.1 years as of December 31, 2012). The debt consists of approximately 91.1% fixed rate debt (90.9% as of December 31, 2012) and 8.9% floating rate debt, pro-forma the redemption of 9.125% Senior Notes on July 2, 2013 (9.1% as of December 31, 2012).

Management of the Corporation believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions, and dividend payments (or distribution of capital). The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries. The Corporation believes it will be able to meet future debt maturities, which are fairly staggered over the coming years.

Pursuant to their financing agreements, the Corporation and its subsidiaries are required to maintain certain financial ratios. The key indicators listed in these financing agreements include debt service coverage ratio and debt ratio (long-term debt over operating income). At June 30, 2013, the Corporation and its subsidiaries were in compliance with all required financial ratios.

Dividends declared and paid

•	On May 7, 2013, the Board of Directors of Quebecor Media declared a $25.0 million dividend, which was paid to shareholders on May 8, 2013.

•	On August 7, 2013, the Board of Directors of Quebecor Media declared a $25.0 million dividend, which will be paid to shareholders on August 8, 2013.

Analysis of consolidated balance sheet as at June 30, 2013

Table 10

Consolidated balance sheet of Quebecor Media

Analysis of main differences between June 30, 2013 and December 31, 2012

(in millions of Canadian dollars)

	June 30, 2013	Dec. 31, 2012	Difference	Main reason for difference
Assets
Cash and cash equivalents	$573.0	$228.7	$344.3	Cash flows provided by issuance of Senior Notes by Videotron on June 17, 2013
Liabilities
Accounts payable and accrued charges	603.3	784.9	(181.6)	Impact of current variances in activity
Long-term debt, including short-term portion and bank indebtedness	5,203.1	4,428.7	774.4	See “Financing activities”
Derivative financial instruments[1]	103.4	262.9	(159.5)	See “Financing activities”
Net future tax liabilities[2]	514.7	570.2	(55.5)	Reduced deferred income taxes because of fluctuations in the fair value of early settlement options

[1]	Current and long-term liabilities less long-term assets
[2]	Long-term liabilities less long-term assets

ADDITIONAL INFORMATION

Contractual Obligations

At June 30, 2013, material contractual obligations of operating activities included: capital repayment and interest payments on long-term debt; operating lease arrangements; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 11 below shows a summary of these contractual obligations.

Table 11

Contractual obligations of Quebecor Media as of June 30, 2013

(in millions of Canadian dollars)

	Total	Less than 1 year	1-3 years	3-5 years	5 years or more
Long-term debt[1]	$5,317.3	$421.1	$965.1	$370.6	$3,560.5
Interest payments[2]	2,420.4	296.7	646.9	528.0	948.8
Operating leases	370.4	62.0	85.4	58.9	164.1
Additions to property, plant and equipment and other commitments	545.4	107.2	152.9	74.7	210.6
Derivative financial instruments[3]	87.8	100.6	20.6	64.5	(97.9)

Total contractual obligations	$8,741.3	$987.6	$1,870.9	$1,096.7	$4,786.1

[1]	The carrying value of long-term debt excludes adjustments related to embedded derivatives and financing fees.
[2]	Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of June 30, 2013.
[3]	Estimated future disbursements, net of receipts, related to foreign exchange hedging using derivative financial instruments.

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.

Operating transactions

During the second quarter of 2013, the Corporation and its subsidiaries made purchases and incurred rent charges with the parent corporation and affiliated companies in the amount of $3.3 million ($3.0 million in the second quarter of 2012), which are included in purchase of goods and services. The Corporation and its subsidiaries made sales to an affiliated corporation in the amount of $0.8 million ($1.1 million in the second quarter of 2012). These transactions were concluded on terms equivalent to those that prevail on an arm’s length basis and were accounted for at the consideration agreed between parties.

During the first six months of 2013, the Corporation and its subsidiaries made purchases and incurred rent charges from the parent corporation and affiliated corporations in the amount of $5.4 million ($7.2 million in the first six months of 2012), which are included in purchase of goods and services. The Corporation and its subsidiaries made sales to affiliated corporations in the amount of $1.4 million ($2.0 million in the first six months of 2012). These transactions were concluded on terms equivalent to those that prevail on an arm’s length basis and were accounted for at the consideration agreed between parties.

Management arrangements

The parent corporation has entered into management arrangements with the Corporation. Under these management arrangements, the parent corporation and the Corporation provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Corporation’s executive officers, who also serve as executive officers of the parent corporation.

In the second quarter of 2013, the Corporation received an amount of $0.4 million, which is included as a reduction in employee costs ($0.4 million in the second quarter of 2012), and incurred management fees of $0.5 million ($0.3 million in the second quarter of 2012) with the Corporation’s shareholders.

For the six-month period ended June 30, 2013, the Corporation received an amount of $0.9 million, which is included as a reduction in selling and administrative expenses ($0.8 million in the same period of 2012), and incurred management fees of $1.0 million ($0.6 million in the same period of 2012) with the Corporation’s shareholders.

Financial Instruments

Quebecor Media and its subsidiaries use a number of financial instruments, mainly cash and cash equivalents, trade receivables, long-term investments, bank indebtedness, trade payables, accrued charges, long-term debt and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation and its subsidiaries use derivative financial instruments: (i) to set in CAD dollars all future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency; (ii) to achieve a targeted balance of fixed- and variable-rate debts; and (iii) to reverse existing hedging positions through offsetting transactions. The Corporation and its subsidiaries do not intend to settle their derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Certain cross-currency interest rate swaps entered into by the Corporation and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The carrying value and fair value of long-term debt and derivative financial instruments as of June 30, 2013 and December 31, 2012 are as follows:

Table 12

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	June 30, 2013		December 31, 2012
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1]	$(5,317.3)	$(5,390.6)	$(4,743.6)	$(5,007.6)
Derivative financial instruments:
Early settlement options	63.9	63.9	264.9	264.9
Foreign exchange forward contracts[2]	3.3	3.3	0.1	0.1
Cross-currency interest rate swaps[2]	(106.7)	(106.7)	(263.0)	(263.0)

[1]	The carrying value of long-term debt excludes adjustments related to embedded derivatives and financing fees.
[2]	The value of foreign exchange forward contracts entered into to reverse existing hedging positions is netted from the value of the offset financial instruments.

Losses (gains) on valuation and translation of financial instruments in the second quarter and the first half of 2013 are summarized in Table 13.

Table 13

Loss (gain) on valuation and translation of financial instruments

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Loss (gain) on embedded derivatives and derivative financial instruments for which hedge accounting is not used	$139.8	$(41.8)	$132.6	$(123.8)
Loss on reversal of embedded derivatives upon debt redemption	67.0	—	67.0	9.7
Gain on the ineffective portion of cash flow hedges	(2.1)	—	(2.3)	—
Gain on the ineffective portion of fair value hedges	—	(0.1)	—	—

	$204.7	$(41.9)	$197.3	$(114.1)

Losses of $2.6 million and $28.5 million were recorded under Other comprehensive income in the second quarter and first half of 2013 respectively in relation to cash flow hedging relationships ($6.5 million and $25.4 million gains in the second quarter and first half of 2012 respectively).

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized on the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market to the net exposure of the other party to the contract or the Corporation.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using market inputs, including volatility and discount factors.

Changes in Accounting Policies

On January 1, 2013, the Corporation adopted retrospectively the following standards. Unless otherwise indicated, the adoption of these new standards did not have a material impact on prior period comparative figures.

(i)	IFRS 10 Consolidated Financial Statements replaces SIC 12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements and provides additional guidance regarding the concept of control as the determining factor in whether an entity should be included in the consolidated financial statements of the parent corporation.

(ii)	IFRS 11 Joint Arrangements replaces IAS 31 Interests in Joint Ventures with guidance that focuses on the rights and obligations of the arrangement, rather than its legal form. It also withdraws the option to proportionately consolidate an entity’s interest in joint ventures. The new standard requires that such interests be recognized using the equity method. The following table summarizes the adjustments that were recorded in the consolidated statement of income for the prior period comparative figures:

Increase (decrease)	Three months ended June 30, 2012	Six months ended June 30, 2012
Revenues	$(1.8)	$(4.2)
Purchase of goods and services	(1.1)	(2.5)
Financial expenses	(0.7)	(1.7)

Income from continuing operations	$—	$—

(iii)	IFRS 12 Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose entities and other off-balance sheet vehicles.

(iv)	IFRS 13 Fair Value Measurement is a new and comprehensive standard that sets out a framework for measuring at fair value and that provides guidance on required disclosures about fair value measurements.

(v)	IAS 1 Presentation of Financial Statements was amended and the principal change resulting from amendments to this standard is the requirement to present separately other comprehensive items that may be reclassified to income and other comprehensive items that will not be reclassified to income.

(vi)	IAS 19 Employee Benefits (Amended) involves, among other changes, the immediate recognition of the re-measurement component in Other comprehensive income, thereby removing the accounting option previously available in IAS 19 to recognize or to defer recognition of changes in defined benefit obligations and in the fair value of plan assets directly in the consolidated statement of income. IAS 19 also introduces a net interest approach that replaces the expected return on assets and interest costs on the defined benefit obligation with a single net interest component determined by multiplying the net defined benefit liability or asset by the discount rate used to determine the defined benefit obligation. In addition, all past service costs are required to be recognized in profit or loss when the employee benefit plan is amended and no longer spread over any future service period. IAS 19 also allows amounts recorded in Other comprehensive income to be recognized either immediately in deficit or as a separate category within equity. The Corporation chose to recognize amounts recorded in Other comprehensive income in accumulated Other comprehensive income.

The adoption of the amended standard had the following impacts on prior period figures:

Consolidated statements of income

Increase (decrease)	Three months ended June 30, 2012	Six months ended June 30, 2012
Employee costs	$1.1	$2.1
Financial expenses	3.1	6.2
Deferred income tax	(1.1)	(2.2)

Income from continuing operations	$(3.1)	$(6.1)

Income from continuing operations attributable to:
Shareholders	$(2.8)	$(5.5)
Non-controlling interests	(0.3)	(0.6)

Consolidated balance sheets

Increase (decrease)	December 31, 2012	December 31, 2011
Other liabilities	$2.1	$3.7
Deferred income taxes liability	(0.6)	(1.0)
Deficit	(100.7)	(87.9)
Accumulated other comprehensive loss	102.2	90.1
Non-controlling interests	—	(0.5)

Cautionary Statement regarding Forward-Looking Statements

This report contains forward-looking statements with respect to the Corporation’s financial condition, results of operations, business, and certain of its plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Corporation operates, as well as beliefs and assumptions made by its management. Such statements include, in particular, statements about the Corporation’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek,” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Corporation believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Corporation’s anticipated business strategies; anticipated trends in its business; anticipated reorganizations of any of its segments or businesses and any related restructuring provisions or impairment charges; and its ability to continue to control costs. The Corporation can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	Quebecor Media’s ability to continue developing its network and related mobile services;

•	general economic, financial or market conditions and variations in the businesses of Quebecor Media’s local, regional or national newspapers and broadcasting advertisers;

•	the intensity of competitive activity in the industries in which Quebecor Media operates;

•	fragmentation of the media landscape;

•	new technologies that might change consumer behaviour with respect to Quebecor Media’s product suite;

•

unanticipated higher capital spending required for developing its network or to address the continued development of competitive alternative technologies or the inability to obtain additional capital to continue the development of Quebecor Media’s business;

•	Quebecor Media’s ability to implement its business and operating strategies successfully and to manage its growth and expansion;

•	Quebecor Media’s ability to successfully restructure its newspaper’s operations to optimize their efficiency in the context of the changing newspaper industry;

•	disruptions to the network through which Quebecor Media provides its digital cable television, Internet access and telephony services, and its ability to protect such services from piracy;

•	labour disputes or strikes;

•	changes in Quebecor Media’s ability to obtain services and equipment critical to its operations;

•

changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of Quebecor Media’s licences or markets, or in an increase in competition, compliance costs or capital expenditures;

•	Quebecor Media’s substantial indebtedness, the tightening of credit markets, and the restrictions on its business imposed by the terms of its debt; and

•	interest rate fluctuations that could affect a portion of Quebecor Media’s interest payment requirements on long-term debt.

The Corporation cautions investors and others that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the Annual Report on Form 20-F under “Item 3. Key Information – B. Risk Factors.” Each of these forward-looking statements speaks only as of the date of this report. The Corporation disclaims any obligation to update these statements unless applicable securities laws require us to do so. The Corporation advises investors and others to consult any documents it may file with or furnish to the Commission.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars) (unaudited)		Three months ended June 30		Six months ended June 30
	Note	2013	2012	2013	2012
			(restated, note 2)		(restated, note 2)
Revenues	3	$1,088.4	$1,079.8	$2,136.2	$2,137.1
Employee costs	4	265.8	267.0	535.3	542.0
Purchase of goods and services	4	453.4	461.4	912.8	923.6
Amortization		164.2	143.4	326.1	284.6
Financial expenses	5	95.0	80.1	188.7	164.0
Loss (gain) on valuation and translation of financial instruments	6	204.7	(41.9)	197.3	(114.1)
Restructuring of operations, impairment of assets and other special items	7	7.6	(12.0)	9.2	(10.9)
Impairment of goodwill		—	—	—	14.5
Loss (gain) on debt refinancing	10	18.9	—	18.9	(2.4)

(Loss) income before income taxes		(121.2)	181.8	(52.1)	335.8
Income taxes (recovery):
Current		30.3	20.3	54.6	25.8
Deferred		(59.9)	27.2	(62.6)	63.3

		(29.6)	47.5	(8.0)	89.1

(Loss) income from continuing operations		(91.6)	134.3	(44.1)	246.7
Income from discontinued operations	8	38.1	2.0	40.1	4.9

Net (loss) income		$(53.5)	$136.3	$(4.0)	$251.6

(Loss) income from continuing operations attributable to
Shareholders		$(94.7)	$123.2	$(44.5)	$254.8
Non-controlling interests		3.1	11.1	0.4	(8.1)

Net (loss) income attributable to
Shareholders		$(56.6)	$125.2	$(4.4)	$259.7
Non-controlling interests		3.1	11.1	0.4	(8.1)

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars) (unaudited)		Three months ended June 30		Six months ended June 30
	Note	2013	2012	2013	2012
			(restated, note 2)		(restated, note 2)
Net (loss) income		$(53.5)	$136.3	$(4.0)	$251.6

Other comprehensive (loss) income:
Items that may be reclassified to income:
Gain (loss) on translation of net investments in foreign operations		4.1	(0.4)	5.2	(0.8)
Cash flow hedges:
(Loss) gain on valuation of derivative financial instruments		(2.6)	6.5	(28.5)	25.4
Deferred income taxes		(4.2)	(3.2)	(3.4)	(0.9)
Reclassification to income:	10
Gain related to cash flow hedges		(6.5)	—	(6.5)	(3.3)
Deferred income taxes		0.2	—	0.2	(1.2)

		(9.0)	2.9	(33.0)	19.2

Comprehensive (loss) income		$(62.5)	$139.2	$(37.0)	$270.8

Comprehensive (loss) income attributable to
Shareholders		$(65.6)	$128.1	$(37.4)	$278.9
Non-controlling interests		3.1	11.1	0.4	(8.1)

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

(in millions of Canadian dollars) (unaudited)	Three months ended June 30, 2013
	Telecommu- nications	News Media	Broad- casting	Leisure and Enter- tainment	Interactive Techno- logies and Communi- cations	Head office and Inter- segments	Total
Revenues	$678.0	$229.2	$113.6	$62.6	$35.8	$(30.8)	$1,088.4
Employee costs	95.0	81.8	36.4	13.9	23.4	15.3	265.8
Purchase of goods and services	260.9	123.5	59.1	49.3	8.0	(47.4)	453.4

Operating income[1]	322.1	23.9	18.1	(0.6)	4.4	1.3	369.2
Amortization							164.2
Financial expenses							95.0
Loss on valuation and translation of financial instruments							204.7
Restructuring of operations, impairment of assets and other special items							7.6
Loss on debt refinancing							18.9

Loss before income taxes							$(121.2)

Additions to property, plant and equipment	$126.8	$2.3	$4.3	$0.5	$0.4	$0.8	$135.1
Additions to intangible assets	10.8	2.9	0.3	2.0	—	(0.2)	15.8

	Three months ended June 30, 2012
	(restated, note 2)
	Telecommu- nications	News Media	Broad- casting	Leisure and Enter- tainment	Interactive Techno- logies and Communi- cations	Head office and Inter- segments	Total
Revenues	$647.2	$254.8	$113.6	$62.9	$39.4	$(38.1)	$1,079.8
Employee costs	89.0	91.6	37.5	13.6	24.2	11.1	267.0
Purchase of goods and services	259.1	127.6	57.6	50.4	12.2	(45.5)	461.4

Operating income[1]	299.1	35.6	18.5	(1.1)	3.0	(3.7)	351.4
Amortization							143.4
Financial expenses							80.1
Gain on valuation and translation of financial instruments							(41.9)
Restructuring of operations, impairment of assets and other special items							(12.0)

Income before income taxes							$181.8

Additions to property, plant and equipment	$161.5	$1.6	$6.8	$0.9	$1.1	$0.7	$172.6
Additions to intangible assets	14.6	3.3	0.7	2.1	—	(0.5)	20.2

[1]

The Chief Executive Officer uses operating income as the measure of profit to assess the performance of each segment. Operating income is referred as a non-IFRS measure and is defined as net (loss) income before amortization, financial expenses, loss (gain) on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, impairment of goodwill, loss (gain) on debt refinancing, income taxes and income from discontinued operations.

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION (continued)

(in millions of Canadian dollars) (unaudited)	Six months ended June 30, 2013
	Telecommu- nications	News Media	Broad- casting	Leisure and Enter- tainment	Interactive Techno- logies and Communi- cations	Head office and Inter- segments	Total
Revenues	$1,342.4	$436.8	$226.6	$123.4	$71.0	$(64.0)	$2,136.2
Employee costs	189.9	163.4	74.0	28.1	48.4	31.5	535.3
Purchase of goods and services	515.9	243.8	136.4	97.6	16.9	(97.8)	912.8

Operating income[1]	636.6	29.6	16.2	(2.3)	5.7	2.3	688.1
Amortization							326.1
Financial expenses							188.7
Loss on valuation and translation of financial instruments							197.3
Restructuring of operations, impairment of assets and other special items							9.2
Loss on debt refinancing							18.9

Loss before income taxes							$(52.1)

Additions to property, plant and equipment	$272.4	$4.7	$9.6	$1.0	$1.2	$1.0	$289.9
Additions to intangible assets	23.8	3.9	0.9	2.7	—	(0.1)	31.2

	Six months ended June 30, 2012
	(restated, note 2)
	Telecommu- nications	News Media	Broad- casting	Leisure and Enter- tainment	Interactive Techno- logies and Communi- cations	Head office and Inter- segments	Total
Revenues	$1,288.5	$487.9	$229.0	$130.0	$76.0	$(74.3)	$2,137.1
Employee costs	180.0	182.8	78.2	27.4	48.0	25.6	542.0
Purchase of goods and services	508.5	253.8	139.3	103.4	22.0	(103.4)	923.6

Operating income[1]	600.0	51.3	11.5	(0.8)	6.0	3.5	671.5
Amortization							284.6
Financial expenses							164.0
Gain on valuation and translation of financial instruments							(114.1)
Restructuring of operations, impairment of assets and other special items							(10.9)
Impairment of goodwill							14.5
Gain on debt refinancing							(2.4)

Income before income taxes							$335.8

Additions to property, plant and equipment	$345.0	$3.5	$12.1	$1.8	$2.2	$1.2	$365.8
Additions to intangible assets	33.1	6.1	1.3	2.8	—	(1.0)	42.3

[1]

The Chief Executive Officer uses operating income as the measure of profit to assess the performance of each segment. Operating income is referred as a non-IFRS measure and is defined as net (loss) income before amortization, financial expenses, loss (gain) on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, impairment of goodwill, loss (gain) on debt refinancing, income taxes and income from discontinued operations.

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)

(unaudited)

	Equity attributable to shareholders				Equity attributable to non- controlling interests	Total equity
	Capital stock	Contributed surplus	Deficit	Accumulated other com- prehensive income (loss)

	(note 11)			(note 13)
Balance as of December 31, 2011, as previously reported	$1,752.4	$3,176.6	$(2,055.0)	$15.3	$136.2	$3,025.5
Changes in accounting policies (note 2)	—	—	87.9	(90.1)	(0.5)	(2.7)

Balance as of December 31, 2011, as restated	1,752.4	3,176.6	(1,967.1)	(74.8)	135.7	3,022.8
Net income (loss)	—	—	259.7	—	(8.1)	251.6
Other comprehensive income	—	—	—	19.2	—	19.2
Dividends	—	—	(50.0)	—	—	(50.0)
Acquisition of non-controlling interests	—	(0.3)	—	—	0.3	—

Balance as of June 30, 2012	1,752.4	3,176.3	(1,757.4)	(55.6)	127.9	3,243.6
Net (loss) income	—	—	(25.1)	—	5.2	(19.9)
Other comprehensive loss	—	—	—	(11.5)	(1.2)	(12.7)
Reclassification of stated capital	3,175.0	(3,175.0)	—	—	—	—
Repurchase of shares	(811.3)	—	(188.8)	—	—	(1,000.1)
Dividends	—	—	(50.0)	—	(0.5)	(50.5)

Balance as of December 31, 2012	4,116.1	1.3	(2,021.3)	(67.1)	131.4	2,160.4
Net (loss) income	—	—	(4.4)	—	0.4	(4.0)
Other comprehensive loss	—	—	—	(33.0)	—	(33.0)
Dividends	—	—	(50.0)	—	(0.1)	(50.1)
Business acquisition	—	—	—	—	0.3	0.3

Balance as of June 30, 2013	$4,116.1	$1.3	$(2,075.7)	$(100.1)	$132.0	$2,073.6

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars) (unaudited)		Three months ended June 30		Six months ended June 30
	Note	2013	2012	2013	2012
			(restated, note 2)		(restated, note 2)
Cash flows related to operating activities
(Loss) income from continuing operations		$(91.6)	$134.3	$(44.1)	$246.7
Adjustments for:
Amortization of property, plant and equipment		128.0	109.1	253.7	217.3
Amortization of intangible assets		36.2	34.3	72.4	67.3
Loss (gain) on valuation and translation of financial instruments	6	204.7	(41.9)	197.3	(114.1)
Gain on disposal of assets	7	—	(12.9)	—	(12.9)
Impairment of assets	7	1.3	—	1.7	—
Impairment of goodwill		—	—	—	14.5
Loss (gain) on debt refinancing		18.9	—	18.9	(2.4)
Amortization of financing costs and long-term debt discount	5	3.1	3.6	6.2	7.3
Deferred income taxes		(59.9)	27.2	(62.6)	63.3
Other		(2.0)	(2.1)	(0.4)	(0.2)

		238.7	251.6	443.1	486.8
Net change in non-cash balances related to operating activities		(86.7)	(27.6)	(163.0)	(13.5)

Cash flows provided by continuing operating activities		152.0	224.0	280.1	473.3

Cash flows related to investing activities
Business acquisitions		(1.6)	(0.8)	(1.6)	(0.8)
Business disposals	8	52.8	—	52.8	—
Additions to property, plant and equipment		(135.1)	(172.6)	(289.9)	(365.8)
Additions to intangible assets		(15.8)	(20.2)	(31.2)	(42.3)
Proceeds from disposal of assets	7	9.7	22.2	10.9	23.4
Net change in cash held in trust	8	(5.8)	—	(5.8)	—
Other		(0.4)	(0.9)	—	(0.9)

Cash flows used in continuing investing activities		(96.2)	(172.3)	(264.8)	(386.4)

Cash flows related to financing activities
Net change in bank indebtedness		—	4.6	—	0.9
Net change under revolving facilities		(1.1)	(22.3)	(0.9)	(19.0)
Issuance of long-term debt, net of financing fees	10	394.8	—	394.8	787.6
Repayment of long-term debt		(5.4)	(190.7)	(10.7)	(708.6)
Settlement of hedging contracts		16.3	(3.6)	(8.5)	(44.1)
Dividends		(25.0)	(25.0)	(50.0)	(50.0)
Dividends paid to non-controlling interests		(0.1)	—	(0.1)	—
Other		—	0.2	—	0.2

Cash flows provided by (used in) continuing financing activities		379.5	(236.8)	324.6	(33.0)

Net change in cash and cash equivalents from continuing operations		435.3	(185.1)	339.9	53.9
Cash flows provided by discontinued operations	8	2.5	4.6	4.0	7.2
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies		0.4	(0.2)	0.4	(0.2)
Cash and cash equivalents at beginning of period		134.8	385.1	228.7	143.5

Cash and cash equivalents at end of period		$573.0	$204.4	$573.0	$204.4

Cash and cash equivalents consist of
Cash		$70.7	$18.4	$70.7	$18.4
Cash equivalents		502.3	186.0	502.3	186.0

		$573.0	$204.4	$573.0	$204.4

Interest and taxes reflected as operating activities
Cash interest payments		$149.5	$127.6	$173.0	$149.0
Cash income tax payments (net of refunds)		9.0	2.4	45.3	7.5

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	Note	June 30 2013	December 31 2012
			(restated, note 2)
Assets

Current assets
Cash and cash equivalents	10	$573.0	$228.7
Cash held in trust	8	5.8	—
Accounts receivable		544.8	578.0
Income taxes		28.7	10.6
Amounts receivable from the parent corporation		6.1	11.5
Inventories		270.5	255.5
Prepaid expenses		57.2	37.5

		1,486.1	1,121.8

Non-current assets
Property, plant and equipment	9	3,350.2	3,353.2
Intangible assets	9	907.2	956.7
Goodwill		3,357.7	3,371.6
Derivative financial instruments		106.6	35.7
Deferred income taxes		32.8	19.7
Other assets		103.4	102.1

		7,857.9	7,839.0

Total assets		$9,344.0	$8,960.8

Liabilities and equity

Current liabilities
Accounts payable and accrued charges		$603.3	$784.9
Provisions		34.2	45.9
Deferred revenue		290.6	289.0
Income taxes		61.2	33.9
Derivative financial instruments		114.9	28.5
Current portion of long-term debt	10	421.1	21.3

		1,525.3	1,203.5

Non-current liabilities
Long-term debt	10	4,782.0	4,407.4
Derivative financial instruments		95.1	270.1
Other liabilities		320.5	329.5
Deferred income taxes		547.5	589.9

		5,745.1	5,596.9
Equity
Capital stock	11	4,116.1	4,116.1
Contributed surplus		1.3	1.3
Deficit		(2,075.7)	(2,021.3)
Accumulated other comprehensive loss	13	(100.1)	(67.1)

Equity attributable to shareholders		1,941.6	2,029.0
Non-controlling interests		132.0	131.4

		2,073.6	2,160.4
Subsequent events	14

Total liabilities and equity		$9,344.0	$8,960.8

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month and six-month periods ended June 30, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

Quebecor Media Inc. (“Quebecor Media” or the “Corporation”) is incorporated under the laws of Québec and is a subsidiary of Quebecor Inc. (“Quebecor” or the “parent corporation”). The Corporation’s head office and registered office is located at 612 rue Saint-Jacques, Montréal (Québec), Canada.

The Corporation is engaged, through its subsidiaries, in the following industry segments: Telecommunications, News Media, Broadcasting, Leisure and Entertainment, and Interactive Technologies and Communications. The Telecommunications segment offers television distribution, Internet, business solutions, cable and mobile telephony services in Canada and operates in the rental of movies and televisual products through its video-on-demand service and its distribution and rental stores. The News Media segment produces original content in Canada for all of Quebecor Media’s platforms. Its operations include the printing, publishing and distribution of daily newspapers, weekly newspapers and commercial inserts in Canada, the operation of Internet sites in Canada, including French- and English-language portals and specialized sites, and the operation of out-of-home advertising. The Broadcasting segment operates general-interest television networks, specialized television networks, magazine publishing, and movie distribution businesses in Canada. The Leisure and Entertainment segment combines book publishing and distribution, retail sales of CDs, books, DVDs and Blu-ray discs, musical instruments and magazines in Canada, online sales of downloadable music and books, music streaming service, music production and distribution in Canada, video game development, operation of a Quebec Major Junior Hockey League team, and sporting and cultural events management. The Interactive Technologies and Communications segment offers e-commerce solutions through a combination of strategies, technology integration, IP solutions and creativity on the Internet and is active in Canada, the United States, Europe and Asia.

Some of the Corporation’s segments experience significant seasonality due, among other factors, to seasonal advertising patterns and influences on people’s viewing, reading and listening habits. Because the Corporation depends on the sale of advertising for a significant portion of its revenue, operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. In addition, in some of the Corporation’s segments, a component of sales is based on one-time retail transactions rather than subscriptions or long-term agreements, and therefore is influenced by vulnerability to seasonal weather conditions. Accordingly, the results of operations for interim periods should not necessarily be considered indicative of full-year results due to the seasonality of certain operations.

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except that they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2012 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of Quebecor on August 7, 2013.

Comparative figures for previous periods have been restated to conform to the presentation adopted for the three-month and six-month periods ended June 30, 2013.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

2.	CHANGES IN ACCOUNTING POLICIES

On January 1, 2013, the Corporation adopted retrospectively the following standards. Unless otherwise indicated, the adoption of these new standards did not have a material impact on prior period comparative figures.

(i)	IFRS 10 Consolidated Financial Statements replaces SIC 12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements and provides additional guidance regarding the concept of control as the determining factor in whether an entity should be included in the consolidated financial statements of the parent corporation.

(ii)	IFRS 11 Joint Arrangements replaces IAS 31 Interests in Joint Ventures with guidance that focuses on the rights and obligations of the arrangement, rather than its legal form. It also withdraws the option to proportionately consolidate an entity’s interest in joint ventures. The new standard requires that such interests be recognized using the equity method. The following table summarizes the adjustments that were recorded in the consolidated statements of income for the prior period comparative figures:

Increase (decrease)	Three months ended June 30, 2012	Six months ended June 30, 2012
Revenues	$(1.8)	$(4.2)
Purchase of goods and services	(1.1)	(2.5)
Financial expenses	(0.7)	(1.7)

Income from continuing operations	$–	$–

(iii)	IFRS 12 Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose entities and other off-balance sheet vehicles.

(iv)	IFRS 13 Fair Value Measurement is a new and comprehensive standard that sets out a framework for measuring at fair value and that provides guidance on required disclosures about fair value measurements.

(v)	IAS 1 Presentation of Financial Statements was amended and the principal change resulting from amendments to this standard is the requirement to present separately other comprehensive items that may be reclassified to income and other comprehensive items that will not be reclassified to income.

(vi)	IAS 19 Employee Benefits (Amended) involves, among other changes, the immediate recognition of the re-measurement component in other comprehensive income, thereby removing the accounting option previously available in IAS 19 to recognize or to defer recognition of changes in defined benefit obligations and in the fair value of plan assets directly in the consolidated statement of income. IAS 19 also introduces a net interest approach that replaces the expected return on assets and interest costs on the defined benefit obligation with a single net interest component determined by multiplying the net defined benefit liability or asset by the discount rate used to determine the defined benefit obligation. In addition, all past service costs are required to be recognized in profit or loss when the employee benefit plan is amended and no longer spread over any future service period. IAS 19 also allows amounts recorded in other comprehensive income to be recognized either immediately in deficit or as a separate category within equity. The Corporation chose to recognize amounts recorded in other comprehensive income in accumulated other comprehensive income.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

2.	CHANGES IN ACCOUNTING POLICIES (continued)

(vi)	IAS 19 Employee Benefits (Amended) (continued)

The adoption of the amended standard had the following impacts on prior periods figures:

Consolidated statements of income

Increase (decrease)	Three months ended June 30, 2012	Six months ended June 30, 2012
Employee costs	$1.1	$2.1
Financial expenses	3.1	6.2
Deferred income tax	(1.1)	(2.2)

Income from continuing operations	$(3.1)	$(6.1)

Income from continuing operations attributable to:
Shareholders	$(2.8)	$(5.5)
Non-controlling interests	(0.3)	(0.6)

Consolidated balance sheets

Increase (decrease)	December 31, 2012	December 31, 2011
Other liabilities	$2.1	$3.7
Deferred income taxes liability	(0.6)	(1.0)
Deficit	(100.7)	(87.9)
Accumulated other comprehensive loss	102.2	90.1
Non-controlling interests	–	(0.5)

3.	REVENUES

The breakdown of revenues between services rendered and product sales is as follows:

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
		(restated, note 2)		(restated, note 2)
Services rendered	$945.3	$927.0	$1,854.2	$1,837.9
Product sales	143.1	152.8	282.0	299.2

	$1,088.4	$1,079.8	$2,136.2	$2,137.1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

4.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

The main components of employee costs and purchase of goods and services are as follows:

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
		(restated, note 2)		(restated, note 2)
Employee costs	$296.4	$298.3	$595.1	$603.6
Less employee costs capitalized to property, plant and equipment and intangible assets	(30.6)	(31.3)	(59.8)	(61.6)

	265.8	267.0	535.3	542.0
Purchase of goods and services
Royalties, rights and creation costs	153.7	158.5	328.9	332.8
Cost of retail products	74.4	69.7	137.1	137.5
Marketing, circulation and distribution expenses	47.3	45.7	92.9	99.6
Service and printing contracts	56.0	58.9	109.0	112.3
Paper, ink and printing supplies	26.5	30.0	51.7	58.1
Other	95.5	98.6	193.2	183.3

	453.4	461.4	912.8	923.6

	$719.2	$728.4	$1,448.1	$1,465.6

5.	FINANCIAL EXPENSES

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
		(restated, note 2)		(restated, note 2)
Interest on long-term debt	$88.2	$73.9	$175.2	$150.3
Amortization of financing costs and long-term debt discount	3.1	3.6	6.2	7.3
Interest on net defined benefit liability	3.1	3.1	6.3	6.2
Loss on foreign currency translation on short-term monetary items	0.8	0.8	1.4	2.8
Other	(0.2)	(1.3)	(0.4)	(2.6)

	$95.0	$80.1	$188.7	$164.0

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

6.	LOSS (GAIN) ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Loss (gain) on embedded derivatives and derivative financial instruments for which hedge accounting is not used	$139.8	$(41.8)	$132.6	$(123.8)
Loss on reversal of embedded derivatives upon debt redemption	67.0	–	67.0	9.7
Gain on the ineffective portion of cash flow hedges	(2.1)	–	(2.3)	–
Gain on the ineffective portion of fair value hedges	–	(0.1)	–	–

	$204.7	$(41.9)	$197.3	$(114.1)

7.	RESTRUCTURING OF OPERATIONS, IMPAIRMENT OF ASSETS AND OTHER SPECIAL ITEMS

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Restructuring of operations	$4.6	$0.6	$5.4	$1.3
Impairment of assets	1.3	–	1.7	–
Gain on disposal of assets	–	(12.9)	–	(12.9)
Other	1.7	0.3	2.1	0.7

	$7.6	$(12.0)	$9.2	$(10.9)

Broadcasting

In the second quarter of 2013, the Broadcasting segment recorded a restructuring charge of $1.5 million (none in 2012) relating to the elimination of positions and an impairment charge on assets of $0.6 million (none in 2012). A restructuring charge of $2.1 million ($0.1 million in 2012) and an impairment charge on assets of $1.0 million (none in 2012) were recorded during the six-month period ended June 30, 2013.

In the second quarter of 2012, the Broadcasting segment also disposed of its interests in two specialized channels, The Cave and mysteryTV, for a total cash consideration of $21.0 million, resulting in a gain of $12.9 million.

Other segments

Other segments recorded a charge for restructuring costs, impairment of assets and other special items of $5.5 million and $6.1 million in the respective three-month and six-month periods ended June 30, 2013 ($0.9 million and $1.9 million in 2012, respectively).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

8.	DISCONTINUED OPERATIONS

The Corporation sold its specialized Web site Jobboom on June 1, 2013 for a cash consideration of $57.5 million, of which $5.8 million will be held in trust until acceptance of technology transfer. This transaction resulted in a gain on sale of $37.3 million. The Corporation also agreed to sell its specialized Web site Réseau Contact on or around October 31, 2013 for a cash consideration of $7.5 million, subject to technology transfer conditions. The results of operations and cash flows related to these businesses, as well as the gain of $37.3 million on the sale of Jobboom, were reclassified as discontinued operations in the consolidated statements of income and cash flows.

9.	LTE MOBILE NETWORK AGREEMENT

On May 29, 2013, Videotron Ltd. (“Videotron”) and Rogers Communications Partnership (“Rogers”) announced a 20-year agreement to build out and operate a shared LTE (Long Term Evolution) mobile network in the Province of Québec and in the Ottawa region. Under this agreement, Videotron and Rogers will share the deployment and operating costs. As well, both parties to the transaction will provide each other with services over a 10-year period, for which Videotron will receive $93.0 million in total and Rogers $200.0 million in total.

In addition to the network sharing agreement and subject to regulatory approvals, Videotron will have the option, effective as of January 1, 2014, to sell its unused AWS spectrum licence in the Toronto region to Rogers for a price of $180.0 million.

10.	LONG-TERM DEBT

On June 3, 2013, Videotron issued a notice for the redemption of US$380.0 million in aggregate principal amount of its issued and outstanding 9.125% Senior Notes due April 2018 at a redemption price of 104.563% of their principal amount. As a result, a total loss of $18.9 million was recorded in the consolidated statement of income in the second quarter of 2013, including a gain of $6.5 million previously recorded in other comprehensive income. As of June 30, 2013, the aggregate principal amount of Senior Notes redeemed was reclassified in the current portion of long-term debt. Cash and cash equivalents as of June 30, 2013 include an amount of US$399.0 million that was transferred to the trustee on June 28, 2013 as per the indenture redemption conditions. On July 2, 2013, the Senior Notes were redeemed for a total cash consideration of $419.2 million.

On June 17, 2013, Videotron issued $400.0 million aggregate principal amount of Senior Notes bearing interest at 5.625% and maturing on June 15, 2025, for net proceeds of approximately $394.8 million, net of financing fees of $5.2 million. The Senior Notes are unsecured and contain certain restrictions, including limitations on Videotron’s ability to incur additional indebtedness, pay dividends and make other distributions. The notes are guaranteed by specific subsidiaries of Videotron and are redeemable at the option of Videotron, in whole or in part, at any time before March 15, 2025 at a price based on a make-whole formula or at par beginning March 15, 2025.

In June 2013, the Corporation amended its $300.0 million secured revolving credit facility to extend the maturity date to January 2017 and to amend some of the terms and conditions of the facility.

In June 2013, Videotron also amended its $575.0 million secured revolving credit facility to extend the maturity date to July 2018 and to amend some of the terms and conditions of the facility.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

10.	LONG-TERM DEBT (continued)

Components of long-term debt are as follows:

	June 30, 2013	December 31, 2012
Long-term debt	$5,317.3	$4,743.6
Adjustment related to embedded derivatives	(55.6)	(254.5)
Financing fees, net of amortization	(58.6)	(60.4)

	5,203.1	4,428.7
Less current portion	(421.1)	(21.3)

	$4,782.0	$4,407.4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

11.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of Common Shares, without par value;

An unlimited number of non-voting Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are determined by the Board of Directors prior to each issue:

•

An unlimited number of Cumulative First Preferred Shares, Series A (“Preferred A Shares”), carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series B (“Preferred B Shares”), carrying a fixed cumulative preferential dividend, generally equivalent to the Corporation’s credit facility interest rate, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series C (“Preferred C Shares”), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series D (“Preferred D Shares”), carrying an 11.0% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series F (“Preferred F Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series G (“Preferred G Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

An unlimited number of non-voting Preferred Shares, Series E (“Preferred E Shares”), carrying a non-cumulative dividend subsequent to the holders of Cumulative First Preferred Shares, redeemable at the option of the holder and retractable at the option of the Corporation.

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of December 31, 2012 and June 30, 2013	103,251,500	$4,116.1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

12.	STOCK-BASED COMPENSATION PLANS

Outstanding options

The following table provides details of changes to outstanding options in the principal stock-based compensation plans in which the management of the Corporation and of the Corporation’s subsidiaries participates, for the six-month period ended June 30, 2013:

	Outstanding options
	Number	Weighted average exercise price
Quebecor
As of December 31, 2012	123,742	$35.72
Granted	411,480	44.45

As of June 30, 2013	535,222	$42.43

Vested options as of June 30, 2013	74,729	$35.35

Quebecor Media
As of December 31, 2012	1,349,007	$45.02
Granted	138,711	57.35
Exercised	(326,243)	46.03
Cancelled	(48,500)	49.07

As of June 30, 2013	1,112,975	$46.08

Vested options as of June 30, 2013	179,298	$45.58

TVA Group Inc.
As of December 31, 2012	819,421	$16.34
Cancelled	(128,345)	15.29

As of June 30, 2013	691,076	$16.54

Vested options as of June 30, 2013	691,076	$16.54

Under the mid-term stock-based compensation plan, participants are entitled to receive a cash payment at the end of a three-year period based on the appreciation of the Quebecor Class B share price, and subject to the achievement of certain non-market performance criteria. During the first quarter of 2013, a cash consideration of $1.9 million was paid upon expiration of 168,612 units. During the second quarter of 2013, 295,205 units were granted at an average exercise price of $44.17. As of June 30, 2013, 565,879 units were outstanding under this plan at an average exercise price of $39.84 (439,287 units were outstanding at an average exercise price of $31.97 as of December 31, 2012).

During the three-month period ended June 30, 2013, 88,127 stock options of Quebecor Media were exercised for a cash consideration of $0.9 million (158,990 stock options for $1.2 million in 2012). During the six-month period ended June 30, 2013, no stock options of Quebecor were exercised (185,876 stock options for a cash consideration of $1.6 million in 2012) and 326,243 stock options of Quebecor Media were exercised for a cash consideration of $3.8 million (223,273 stock options for $1.7 million in 2012).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2013 and 2012

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

12.	STOCK-BASED COMPENSATION PLANS (continued)

For the three-month period ended June 30, 2013, a consolidated charge related to all stock-based compensation plans was recorded in the amount of $2.2 million (net reversal of $0.2 million in 2012). For the six-month period ended June 30, 2013, a consolidated charge related to all stock-based compensation plans was recorded in the amount of $3.5 million ($5.5 million in 2012).

13.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	Translation of net investments in foreign operations	Cash flow hedges	Defined benefit plans	Total
Balance as of December 31, 2011	$(1.3)	$16.6	$(90.1)	$(74.8)
Other comprehensive (loss) income	(0.8)	20.0	—	19.2

Balance as of June 30, 2012	(2.1)	36.6	(90.1)	(55.6)
Other comprehensive (loss) income	(0.6)	1.2	(12.1)	(11.5)

Balance as of December 31, 2012	(2.7)	37.8	(102.2)	(67.1)
Other comprehensive income (loss)	5.2	(38.2)	—	(33.0)

Balance as of June 30, 2013	$2.5	$(0.4)	$(102.2)	$(100.1)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 9 1/2-year period.

14.	SUBSEQUENT EVENTS

On July 31, 2013, the Corporation issued a notice for the redemption on August 30, 2013 of US$265.0 million in aggregate principal amount of its issued and outstanding 7.75% Senior Notes due March 2016, issued on January 17, 2006, at a redemption price of 101.292% of their principal amount.

On August 1, 2013, the Corporation entered into a US$350.0 million Senior Secured Term loan credit facility that will be issued at a discount price of 99.50% on August 29, 2013. The Term loan will be bearing interest at London Interbank Offered Rate (“LIBOR”), subject to a LIBOR floor of 0.75%, plus a premium of 2.50%. This credit facility provides for quarterly amortization payments totaling 1.00% per annum of the original principal amount, with the balance payable on August 17, 2020. This credit facility contains covenants such as limiting the Corporation’s ability to incur additional indebtedness and restricting the payment of dividends and other distributions. The credit facility is collateralized by liens on all of the movable property and assets of the Corporation (primarily shares of its subsidiaries), now owned or hereafter acquired. The Corporation will use derivative financial instruments to set in Canadian dollars future interest and principal payments on this new loan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/S/ JEAN-FRANÇOIS PRUNEAU
Jean-François Pruneau Senior Vice President and Chief Financial Officer

Date: August 8, 2013